As filed with the Securities and Exchange Commission on April 18, 2018

                                                                                  Registration No. 333-223404

U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1
(Check appropriate box or boxes)

M3Sixty Funds Trust

(Exact Name of Registrant as Specified in Charter)

4300 Shawnee Mission Parkway, Suite 100
Fairway, Kansas 66205

(Address of Principal Executive Offices)

(Registrant’s Telephone Number, including (877) 244-6235

 The Corporation Trust Company

Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

The Law Offices of John H. Lively & Associates, Inc.

A member firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

M3SIXTY FUNDS TRUST

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement/Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (the “Securities Act”), on April 18, 2018 SEC accession number 0001387131-18-001651.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act April 18, 2018 SEC accession number 0001387131-18-001651.

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act on April 18, 2018: (i) the Investment Advisory Agreement between Registrant and Cognios Capital, LLC (the “Adviser”) with respect to the Cognios Market Neutral Large Cap Fund (the “Fund”); (ii) the Amendment to Distribution Agreement between Registrant and ALPS Distributors, Inc. with respect to the Fund; (iii) a form of opinion and consent of counsel regarding the legality of the securities being registered with respect to the Reorganization of the Fund; (iv) the Expense Limitation Agreement between Registrant and the Adviser with respect to the Fund; and (v) form of voting instructions and proxy card. Part C of this Registration Statement has been updated as necessary.

PART C

OTHER INFORMATION

Item 15. Indemnification

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended, officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

The Registrant’s Trust Instrument (Exhibit 28(a) to the Registrant Statement), investment advisory agreements (Exhibit 28(d) to the Registration Statement), distribution agreements (Exhibit 28(e) to the Registration Statement) and administration agreements (Exhibits 28(h)(1), (h)(2), (h)(3), (h)(4) and (h)(5) to the Registrant Statement) provide for indemnification of certain persons acting on behalf of the Registrant. The Registrant may, from time to time, enter other contractual arrangements that provide for indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defenses of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Subject to the rules on incorporation by reference, give a list of all exhibits filed as part of the registration statement. Exhibits:

(1)	(a)(1)	Agreement and Declaration of Trust (“Trust Instrument”).[1]

(1)	(a)(2)	Amendment No. 1, dated August 17, 2016, to Trust Instrument.[2]

(2)	(a)(1)	By-Laws. [3]

(2)	(a)(2)	Amendment No. 1, dated August 17, 2016, to Bylaws.[3]

(3)		Not applicable.

(4)		Form of Agreement and Plan of Reorganization.[8]

(5)		Instruments Defining Rights of Security Holders is incorporated by reference to Registrant’s Agreement and Declaration of Trust and By-Laws (Exhibit 1(b)).

(6)	(a)	Investment Advisory Agreement, dated September 19, 2016, between the Registrant, on behalf of Cognios Large Cap Value Fund and Cognios Large Cap Growth Fund (the “Cognios Funds”), and Cognios Capital, LLC.[4]

(6)	(b)	Investment Advisory Agreement, dated January 31, 2018, between the Registrant, on behalf of the Cognios Market Neutral Large Cap Fund and (the “Cognios Market Neutral Fund”), and Cognios Capital, LLC.[9]

(7)	(a)	Distribution Agreement, dated September 19, 2016, between the Registrant, on behalf of the Cognios Funds, and ALPS Distributors, Inc.[7]

(7)	(b)	Amendment, dated January 31, 2018, to Distribution Agreement, dated September 19, 2016, between the Registrant, on behalf of the Cognios Market Neutral Fund, and ALPS Distributors, Inc.[9]

(8)		Not applicable.

(9)	(a)(1)	Custodian Agreement, dated September 8, 2016, between the Registrant, on behalf of the Cognios Funds, and MUFG Union Bank, N.A.[3]

(9)	(a)(2)	Amendment dated May 7, 2018 to Custodian Agreement, dated September 8, 2016, between the Registrant, on behalf of the Cognios Funds, and MUFG Union Bank, N.A.[10]

(10)	(a)	Plan of Distribution Pursuant to Rule 12b-1, dated September 19, 2016, for the Cognios Funds.[3]

(10)	(b)	Plan of Distribution Pursuant to Rule 12b-1, dated January 31, 2018, for the Cognios Market Neutral Fund.[10]

(10)	(c)	Rule 18f-3 Multi-Class Plan, dated September 19, 2016, for the Cognios Funds.[3]

(10)	(d)	Rule 18f-3 Multi-Class Plan, dated January 31, 2018, for the Cognios Market Neutral Fund.[10]

(11)	(a)	Opinion and Consent of Graydon Head & Ritchey LLP, dated September 23, 2016, regarding the legality of securities registered with respect to the Cognios Funds.[3]

(11)	(b)	Consent of The Law Offices of John H. Lively & Associates, Inc. with respect to the Cognios Funds.[7]

(11)	(c)	Consent of The Law Offices of John H. Lively & Associates, Inc. with respect to the Cognios Market Neutral Fund.[8]

(11)	(c)	Form of Opinion and Consent of Counsel regarding the legality of the securities being registered with respect to the Reorganization of the Cognios Market Neutral Fund into the Cognios Market Neutral Fund of the Trust.[9]

(12)	(a)	Form of Opinion and Consent of Counsel regarding tax matters.[8]

(13)	(a)	Investment Company Services Agreement, dated September 19, 2016, between the Registrant, on behalf of the Cognios Funds, and M3Sixty Administration, LLC.[7]

(13)	(b)	Investment Company Services Agreement, dated January 31, 2018, between the Registrant, on behalf of the Cognios Market Neutral Fund, and M3Sixty Administration, LLC.[10]

(13)	(c)	Expense Limitation Agreement, dated September 19, 2016, between the Registrant, on behalf of the Cognios Funds, and Cognios Capital, LLC.[4]

(13)	(d)	Expense Limitation Agreement, dated January 31, 2018, between the Registrant, on behalf of the Cognios Market Neutral Fund, and Cognios Capital, LLC.[9]

(14)	(a)	Consent of Independent Registered Public Accounting Firm with respect to the Cognios Funds.[7]

(14)	(b)	Consent of ACA Performance Services, LLC with respect to the Cognios Funds.[5]

(14)	(c)	Consent of ACA Performance Services, LLC with respect to the Cognios Funds.[7]

(14)	(d)	Consent of Independent Registered Public Accounting Firm (Cohen & Company, Ltd.) with respect to the Cognios Market Neutral Fund.[8]

(14)	(e)	Consent of Independent Registered Public Accounting Firm (BBD, LLP) with respect to the Cognios Market Neutral Fund.[8]

(15)		Not applicable.

(16)		Copy of Powers of Attorney. 2 & 3

(17)	(a)	Code of Ethics for the Registrant.[3]

(17)	(b)	Code of Ethics for Cognios Capital, LLC.[3]

(17)	(c)	Form of Voting Instructions and Proxy Card.[9]

All Exhibits filed previously are herein incorporated by reference as follows:

1.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed August 20, 2015.

2.	Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A filed August 19, 2016.
3.	Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A filed September 23, 2016.
4.	Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A filed September 28, 2016.
5.	Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 5 to Registration Statement on Form N-1A filed September 30, 2016.
6.	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 3 to Registration Statement on Form N-1A filed February 6, 2017.
7.	Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 5 to Registration Statement on Form N-1A filed October 30, 2017.
8.	Incorporated herein by reference to Registrant’s Form N-14 filed March 2, 2018.
9.	Filed herewith.
10.	To be filed by Amendment.

Item 17. Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganizations as required by Item 16(12) of Form N-14 upon closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Fairway and State of Kansas on this 18th day of April, 2018.

M3Sixty Funds Trust

By:	/s/ Randall K. Linscott
Randall K. Linscott, President and Trustee

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

*		April 18, 2018
Kelley J. Brennan, Trustee		Date

*		April 18, 2018
Steven D. Poppen, Trustee		Date

*		April 18, 2018
Tobias Caldwell		Date

/s/ Randall K. Linscott		April 18, 2018
Randall K. Linscott, Trustee and President		Date

/s/ Justin J. Thompson		April 18, 2018
Justin J. Thompson, Treasurer		Date

* By:	/s/ Randall Linscott	April 18, 2018
Randall K. Linscott, Attorney-in-Fact		Date

*Attorney-in-fact pursuant to Powers of Attorney

Exhibit List

(6)	(b)	Investment Advisory Agreement, dated January 31, 2018, between the Registrant, on behalf of the Cognios Market Neutral Fund and (the “Cognios Market Neutral Fund”), and Cognios Capital, LLC.

(7)	(b)	Amendment, dated January 31, 2018, to Distribution Agreement, dated September 19, 2016, between the Registrant, on behalf of the Cognios Market Neutral Fund, and ALPS Distributors, Inc.
(11)	(c)	Form of Opinion and Consent of Counsel regarding the legality of the securities being registered with respect to the Reorganization of the Cognios Market Neutral Fund into the Cognios Market Neutral Fund of the Trust.

(13)	(d)	Expense Limitation Agreement, dated January 31, 2018, between the Registrant, on behalf of the Cognios Market Neutral Fund, and Cognios Capital, LLC.

(17)	(c)	Form of Voting Instructions and Proxy Card.